Filed pursuant to Rule 433
Registration Statement No. 333-275898

CAPPED LEVERAGED NOTES WITH ABSOLUTE RETURN BUFFER

Capped Leveraged Notes with Absolute Return Buffer Linked to an International Equity Index Basket
Issuer	Royal Bank of Canada (“RBC”)
Principal Amount	$10.00 per unit
Term	Approximately two years
Market Measure
An international equity index basket comprised of the EURO STOXX 50® Index (Bloomberg symbol: “SX5E”), the FTSE® 100 Index (Bloomberg symbol: “UKX”), the Nikkei Stock Average (Bloomberg symbol: “NKY”), the Swiss Market Index (Bloomberg symbol: “SMI”), the S&P/ASX 200 Index (Bloomberg symbol: “AS51”) and the FTSE® China 50 Index (Bloomberg symbol: “XIN0I”). The EURO STOXX 50® Index will be given an initial weight of 40.00%, each of the FTSE® 100 Index and the Nikkei Stock Average will be given an initial weight of 20.00%, each of the Swiss Market Index and the S&P/ASX 200 Index will be given an initial weight of 7.50%, and the FTSE® China 50 Index will be given an initial weight of 5.00%.

Payout Profile at Maturity
•  1.25-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value
•    A positive return equal to the absolute value of the percentage decline in the level of the Market Measure, but only if the Market Measure does not decline by more than [8.00% to 14.00%] (e.g., if the negative return of the Market Measure is -5%, you will receive a positive return of +5%)
•   1-to-1 downside exposure to decreases in the Market Measure beyond a [8.00% to 14.00%] decline, with up to [92.00% to 86.00%] of your principal at risk

Participation Rate	125.00%
Threshold Value	[92.00% to 86.00%] of the Starting Value of the Market Measure, to be determined on the pricing date.
Capped Value	$13.50 per unit, a 35.00% return over the principal amount.
Investment Considerations
This investment is designed for investors who anticipate that the Market Measure will either increase moderately over the term of the notes or decrease to a level which is not below the Threshold Value, and are willing to accept a capped return, take downside risk below a threshold and forgo interim interest payments.

Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/1000275/000114036124010345/ef20022338_fwp.htm
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•
Any positive return on the notes is limited. The notes provide for a positive return if the level of the Market Measure increases or does not decrease by more than [8.00% to 14.00%]. However, any positive return on the notes based on the appreciation of the Market Measure will be limited to the return represented by the Capped Value. In addition, the absolute value return feature applies only if the Ending Value is less than the Starting Value but is greater than or equal to the Threshold Value. Because the Threshold Value will be [92.00% to 86.00%] of the Starting Value, any positive return due to the depreciation of the Market Measure will be limited to [8.00% to 14.00%]. The actual Threshold Value, and by extension, the cap on the positive return due to the depreciation of the Market Measure, will be determined on the pricing date. Any decline in the Ending Value from the Starting Value by more than [8.00% to 14.00%] will result in a loss, rather than a positive return, on the notes.

•	Payments on the notes, including repayment of principal, are subject to the credit risk of RBC. If RBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
•	Your investment return may be less than a comparable investment directly in the stocks included in the Basket Components.
•	Changes in the level of one Basket Component may be offset by changes in the level of the other Basket Components.
•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
•
You will have no rights of a holder of the securities represented by the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

•	RBC, MLPF&S, BofAS and their respective affiliates do not control any company included in the Basket Components, and have not verified any disclosure made by any other company.
•
Your return on the notes may be affected by factors affecting the international securities markets, specifically changes in the countries represented by the Basket Components. In addition, you will not obtain the benefit of any increase in the value of the currencies in which the securities included in the Basket Components trade against the U.S. dollar, which you would have received if you had owned the securities in the Basket Components during the term of your notes, although the value of the Basket Components may be adversely affected by general exchange rate movements in the market.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.
The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)).  The graph and the table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$1.10	-89.00%
-80.00%	$3.10	-69.00%
-50.00%	$6.10	-39.00%
-20.00%	$9.10	-9.00%
-11.00%(1)	$11.10	11.00%
-6.00%	$10.60	6.00%
-3.00%	$10.30	3.00%
0.00%	$10.00	0.00%
2.00%	$10.25	2.50%
4.00%	$10.50	5.00%
10.00%	$11.25	12.50%
20.00%	$12.50	25.00%
28.00%	$13.50(2)	35.00%
30.00%	$13.50	35.00%
40.00%	$13.50	35.00%
50.00%	$13.50	35.00%
60.00%	$13.50	35.00%
(1)	This hypothetical percentage change corresponds to the hypothetical Threshold Value
(2)	Any positive return based on the appreciation of the Market Measure cannot exceed the return represented by the Capped Value.

RBC has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read those documents, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, RBC, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.